

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2018

Ronald C. Renaud, Jr.
President and Chief Executive Officer
Translate Bio, Inc.
29 Hartwell Avenue
Lexington, Massachusetts 02421

      Re: Translate Bio, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed June 12, 2018
          File No. 333-225368

Dear Mr. Renaud:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amenment No. 1 to Form S-1 filed June 12, 2018

Prospectus Summary, page 1

1.   Given that your license and collaboration agreement with Sanofi is not yet effective, and that it relates to early-stage, undisclosed programs, please reduce the prominence of this disclosure in your Summary section. We do not object to disclosure of the particular terms of the agreement in the Business section, subject to clear disclosure that the agreement is not yet effective.

Collaboration and License Agreement with Sanofi, page 122

2.   Please revise to disclose the date on which both parties are eligible to terminate the

agreement if you have not received Hart-Scott-Rodino clearance. Please include similar disclosure in your Prospectus Summary as well. Please also disclose the three infectious disease pathogens covered by the agreement, or, in the alternative, please tell us why you believe such information is not material.

You may contact Vanessa Robertson at 202-551-3649 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Cynthia Mazareas